Mail Stop 3561

December 20, 2006

Mr. Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Re: Freedom Acquisition Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 18, 2006
File No. 333-136248

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment three. Please revise the reference to Marlin Equities in the last paragraph on page 45 to briefly describe the entity's operations as well as its network, relationships and contacts that you expect to benefit from.

Prospectus Summary, page 1

2.   We note your response to prior comment two. Your disclosure still identifies
        advantages related to the experience and contacts of your sponsors without
        balancing those statements by explaining how the conflict resolution procedures
        favor entities other than Freedom Acquisition. In particular, the statements that
        you will capitalize on the experience and contacts of your sponsors "subject to
        compliance with certain conflict of interest procedures" and that "[i]n connection
        with such acquisitions, Berggruen Holdings was not subject to the conflict of
        interest procedures described elsewhere in this prospectus that we will be subject
        to" do not briefly explain or summarize the circumstances under which target
        businesses will have to be first offered as business opportunities to companies
        other that Freedom Acquisition. Please revise accordingly.

Risk Factors, page 19

3.   In the third risk factor on page 23, you state that there will be 94,499,999
        authorized but unissued shares of common stock available for issuance (after
        appropriate reservation for the shares issued upon full exercise of outstanding
        warrants, including the founders' and sponsors' warrants – but excluding the co-
        investment units). We believe this balance should be 95,499,999. Please revise
        or advise.

Management's Discussion and Analysis of Financial Condition and Operations, page 42

Liquidity and Capital Resources, page 42

4.   We note your response to prior comment nine concerning possible financing in
        connection with business transactions of up to and exceeding $500 million. If you
        anticipate, in connection with such transactions, that you may issue up to 19.98%
        of your outstanding common stock at a discount to market value without seeking
        shareholder approval, please revise to so state and briefly describe the factors you
        will consider when making such a determination.

Proposed Business, page 44

Competitive Advantages, page 44

Assistance from Berggruen Holdings' Employees, page 46

5.   We note your response to prior comment 13 and the reference to Berggruen
        Holdings' agreement to make individuals available to you at no cost. Please file

this agreement and revise to describe the material terms, or tell us why the agreement is not material information for potential investors.

Management, page 63

Conflicts of Interest, page 66

6.   We note your response to prior comment 13. Please revise the disclosure to clarify whether the "Company's Right of First Review" defined in Section 5 of the amended Letter Agreement applies to opportunities of $500 million or less. Your revised disclosure should clarify the extent to which business opportunities above and below $500 million must first be offered to other entities.

Principal Stockholders, page 69

7.   In footnote 4 on page 70, you state that "[u]pon consummation of the co-investment, each of Berggruen Holdings and Marlin Equities and Messrs. Berggruen and Franklin will beneficially own 14.6% of our outstanding shares." We note that the percentage is 13.5% as disclosed on page 24. Please revise or advise.

Exhibits 10.20 Amended Letter Agreement and 10.28 Second Amended Letter Agreement/Berggruen Holdings

8.   We note your response to prior comment 15. Without summarizing the businesses of the portfolio companies, the statement that a competitive business opportunity occurs if the target company is engaged in essentially the same operations as a Berggruen Holdings portfolio company does not explain the nature and extent of the conflict provision. Please revise or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who reviewed your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
 Companies

cc: Alan I. Annex, Esq. (*by facsimile*)
     212-801-6400